PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated August 4, 2025)	Filed pursuant to Rule 424(b)(3) SEC File No. 333-287338

Adaptin Bio, Inc.

1,901,482 shares of common stock by the selling stockholders

2,233,083 shares of common stock underlying warrants HELD by the selling stockholders

This prospectus supplement updates, amends and supplements the prospectus dated August 4, 2025 (as supplemented on August 14, 2025, and as may be further supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-287338). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K filed with the SEC on October 6, 2025, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our securities are presently not traded on any market or securities exchange. Until such time as the shares of Common Stock are quoted on the OTCQB or OTCQX Market or listed on a national securities exchange, the Selling Stockholders will sell their shares at $4.40 per share. Although we are in the process of seeking a market maker to file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our Common Stock quoted on the OTC Markets Group or other quotation service, there is no assurance that an active trading market for our shares will develop or will be sustained if developed.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2025

ADAPTIN BIO, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-56583	88-1566415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3540 Toringdon Way, Suite 200, #250 Charlotte, North Carolina	28277
(Address of Principal Executive Offices)	(Zip Code)

(888)-609-1498

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION of DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

On October 3, 2025, Adaptin Bio, Inc. (the “Company”) and its Chief Financial Officer, Timothy L. Maness, entered into an amendment to Mr. Maness’ Executive Employment Agreement dated February 11, 2025 (the “Maness Employment Amendment”). The Maness Employment Amendment specifies that, as of July 1, 2025, Mr. Maness is employed full-time and devotes substantially all, rather than 80%, of his business time, attention, and efforts as Chief Financial Officer of the Company. Accordingly, his current annual base salary of $240,000 per year is increased to an annual rate of $300,000 on a pro-rated basis, beginning July 1, 2025.

The foregoing summary of the Maness Employment Amendment is subject to the full and complete terms of the Maness Employment Amendment, filed as Exhibit 10.1 to this Current Report on Form 8-K.

ITEM 8.01 OTHER EVENTS.

On October 3, 2025, the Company and its Chief Development Officer, L. Arthur Hewitt, entered into an amendment to Dr. Hewitt’s Executive Employment Agreement, dated February 11, 2025 (the “Hewitt Employment Amendment”). The Hewitt Employment Amendment specifies that, as of October 3, 2025, Dr. Hewitt will devote approximately 50%, rather than 25%, of his business time, attention, and efforts as Chief Development Officer of the Company. Accordingly, his current annual base salary of $75,000 per year is increased to an annual rate of $150,000, beginning October 3, 2025. Further, the Hewitt Employment Amendment provides that in the event the Company issues additional securities raising aggregate funds of $10,000,000 (in one or more transactions), occurring, if at all, within two years of February 11, 2025 (the “Additional Financing Period”), the Company, subject to approval by the board of directors and the terms of the Company’s equity compensation plan then in place, will grant Dr. Hewitt options to purchase a number of shares of the Company’s Common Stock sufficient to ensure that his ownership immediately following the Additional Financing Period, on a fully diluted basis and assuming the exercise of all outstanding options (whether or not then exercisable), is equal to his ownership immediately following the Company’s merger with Unite Acquisition 1 Corp. on February 11, 2025, as determined on a fully diluted basis and assuming the exercise of all outstanding options (whether or not then exercisable). The per share exercise price of the Anti-Dilution Options will be equal to the fair market value of a share of the Company’s Common Stock on the date of grant, as determined by the board of directors. The Anti-Dilution Options, if any, will become exercisable in four equal annual installments, in each case subject to Dr. Hewitt’s continued employment with the Company on the date each such vesting milestone is achieved, and will be subject to the terms of the Company’s equity incentive plan then in place and a related option grant agreement to be entered between Dr. Hewitt and the Company.

The foregoing summary of the Hewitt Employment Amendment is subject to the full and complete terms of the Hewitt Employment Amendment, filed as Exhibit 10.2 to this Current Report on Form 8-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit No.	Description
10.1	First Amendment to Executive Employment Agreement, by and between Adaptin Bio, Inc. and Timothy L. Maness, dated October 3, 2025.
10.2	First Amendment to Executive Employment Agreement, by and between Adaptin Bio, Inc. and L. Arthur Hewitt, dated October 3, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Adaptin Bio, Inc.

Date: October 6, 2025	By:	/s/ Michael J. Roberts
Michael J. Roberts
President and Chief Executive Officer

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Exhibit 10.1

FIRST AMENDMENT TO
EXECUTIVE EMPLOYMENT AGREEMENT

This First Amendment to Executive Employment Agreement (this “Amendment”) is entered into on October 3, 2025, by and between Adaptin Bio, Inc. (f/k/a Unite Acquisition 1 Corp.), a Delaware corporation (the “Company”), and Timothy L. Maness (the “Executive”). This Amendment is effective as of July 1, 2025 (the “Amendment Effective Date”).

WHEREAS, the Company and Executive are parties to that certain Executive Employment Agreement dated as of February 11, 2025 (the “Original Agreement”);

WHEREAS, the Company and Executive have agreed to amend certain provisions of the Original Agreement regarding Executive’s duties and salary; and

WHEREAS, acknowledging the provisions of Section 15(e) of the Original Agreement, the Company and Executive desire to enter into this Amendment to formalize their agreement regarding changes to the Original Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendment to Section 2(b) of the Original Agreement. Effective as of the Amendment Effective Date, Section 2(b) of the Original Agreement is amended by deleting the existing Section 2(b) and replacing it with a new Section 2(b) as follows:

“(b) Full-Time Employment. Executive will devote substantially all of Executive’s business time, attention, and efforts to the affairs of the Company and to the duties hereunder, and will perform such duties diligently and to the best of Executive’s ability, in compliance with the Company’s policies and procedures and the laws and regulations that apply to the Company’s business. Notwithstanding the foregoing, Executive may (i) participate in charitable, civic, educational, professional, community or industry affairs, and (ii) manage Executive’s passive personal investments, so long as, in each case, such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as determined by the Company’s Board of Directors (the “Board”)).”

2. Amendment to Section 3(a) of the Original Agreement. Effective as of the Amendment Effective Date, Section 3(a) of the Original Agreement is amended by deleting the existing Section 3(a) and replacing it with a new Section 3(a) as follows:

“(a) Base Salary. During the Term, the Company will pay Executive a base salary at an annual rate of $300,000 (the “Base Salary”). The Base Salary will be payable in equal installments in accordance with the Company’s payroll practices as in effect from time to time. The Base Salary will be reviewed by the Board from time to time, and may be increased in the sole discretion of the Board. Executive’s salary may not be reduced except in connection with an across-the-board reduction of executive level salaries in which Executive will not be subject to a greater reduction, on a percentage basis, than any other executive-level employee.”

3. Effect on Remainder of Original Agreement. Except as expressly set forth in this Amendment, the provisions of the Original Agreement will remain in full force and effect, in their entirety, in accordance with their terms. By executing this Agreement, Executive is providing his written consent to the modifications to the Original Agreement described herein.

4. Miscellaneous. This Amendment will be governed, construed, and interpreted in accordance with the laws of the State of North Carolina, without giving effect to conflicts of laws principles. The parties agree that this Amendment may only be modified in a signed writing executed by both parties. This Amendment will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and assigns. This Amendment may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Executive Employment Agreement effective as of the Amendment Effective Date.

EXECUTIVE:	COMPANY:

/s/ Timothy L. Maness	Adaptin Bio, Inc.
Timothy L. Maness
	By:	/s/ Michael J. Roberts
	Name:	Michael J. Roberts
	Title:	Chief Executive Officer

Exhibit 10.2

FIRST AMENDMENT TO
EXECUTIVE EMPLOYMENT AGREEMENT

This First Amendment to Executive Employment Agreement (this “Amendment”) is entered into on October 3, 2025 (the “Amendment Effective Date”), by and between Adaptin Bio, Inc. (f/k/a Unite Acquisition 1 Corp.), a Delaware corporation (the “Company”), and L. Arthur Hewitt (the “Executive”).

WHEREAS, the Company and Executive are parties to that certain Executive Employment Agreement dated as of February 11, 2025 (the “Original Agreement”);

WHEREAS, the Company and Executive have agreed to amend certain provisions of the Original Agreement regarding Executive’s duties and compensation; and

WHEREAS, acknowledging the provisions of Section 15(e) of the Original Agreement, the Company and Executive desire to enter into this Amendment to formalize their agreement regarding changes to the Original Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendment to Section 2(b) of the Original Agreement. Effective as of the Amendment Effective Date, Section 2(b) of the Original Agreement is amended by deleting the existing Section 2(b) and replacing it with a new Section 2(b) as follows:

“(b) Part-Time Employment. Executive will devote approximately 50% of Executive’s business time, attention, and efforts to the affairs of the Company and to the duties hereunder, and will perform such duties diligently and to the best of Executive’s ability, in compliance with the Company’s policies and procedures and the laws and regulations that apply to the Company’s business. Notwithstanding the foregoing, Executive may (i) participate in charitable, civic, educational, professional, community or industry affairs, and (ii) manage Executive’s passive personal investments, so long as, in each case, such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as determined by the Company’s Board of Directors (the “Board”)).”

2. Amendment to Section 3(a) of the Original Agreement. Effective as of the Amendment Effective Date, Section 3(a) of the Original Agreement is amended by deleting the existing Section 3(a) and replacing it with a new Section 3(a) as follows:

“(a) Base Salary. During the Term, the Company will pay Executive a base salary at an annual rate of $150,000 (the “Base Salary”). The Base Salary will be payable in equal installments in accordance with the Company’s payroll practices as in effect from time to time. The Base Salary will be reviewed by the Board from time to time, and may be increased in the sole discretion of the Board. Executive’s salary may not be reduced except in connection with an across-the-board reduction of executive level salaries in which Executive will not be subject to a greater reduction, on a percentage basis, than any other executive-level employee.”

3. Amendment to Section 3(c) of the Original Agreement. Effective as of the Amendment Effective Date, Section 3(c) of the Original Agreement is amended by deleting the existing Section 3(c) and replacing it with a new Section 3(c) as follows:

“(c) Equity Compensation.

(i)	Subject to approval by the Board and subject to the terms of the Company’s equity incentive plan then in place, in the event the Company issues additional securities raising aggregate funds of $10,000,000 (in one or more transactions), occurring, if at all, within two years following the Merger (the “Additional Financing Period”), the Company will grant Executive options to purchase a number of shares of common stock of the Company (the “Anti-Dilution Options”) sufficient to ensure that Executive’s ownership immediately following the Additional Financing Period, on a fully diluted basis and assuming the exercise of all outstanding options (whether or not then exercisable) is equal to Executive’s ownership immediately following the Merger, as determined on a fully diluted basis and assuming the exercise of all outstanding options (whether or not then exercisable). The per share exercise price of the Anti-Dilution Options will be equal to the fair market value of a share of the Company’s common stock on the date of grant, as determined by the Board. The Anti-Dilution Options, if any, will become exercisable in four equal annual installments, in each case subject to Executive’s continued employment with the Company on the date each such vesting milestone is achieved. The Anti-Dilution Options will be subject to the terms of the Company’s equity incentive plan then in place and a related option grant agreement to be entered between Executive and the Company.

(ii)	During the Term, Executive will be eligible to receive from time to time such equity grants or awards, if any, pursuant to the terms of any equity incentive plan of the Company (or any successor plan as may be in place from time to time) as may be approved by the Board in its discretion. Such grants or awards will be subject to the terms and conditions of such plan (or any successor plan) and such other terms and conditions as the Board in its discretion may establish.”

4. Effect on Remainder of Original Agreement. Except as expressly set forth in this Amendment, the provisions of the Original Agreement will remain in full force and effect, in their entirety, in accordance with their terms. By executing this Agreement, Executive is providing his written consent to the modifications to the Original Agreement described herein.

5. Miscellaneous. This Amendment will be governed, construed, and interpreted in accordance with the laws of the State of North Carolina, without giving effect to conflicts of laws principles. The parties agree that this Amendment may only be modified in a signed writing executed by both parties. This Amendment will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and assigns. This Amendment may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Immediately Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Executive Employment Agreement effective as of the Amendment Effective Date.

EXECUTIVE:	COMPANY:

/s/ L. Arthur Hewitt	Adaptin Bio, Inc.
L. Arthur Hewitt
	By:	/s/ Michael J. Roberts
	Name:	Michael J. Roberts
	Title:	Chief Executive Officer

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